Exhibit 99

                                 [UNILEVER LOGO]

                             N E W S   R E L E A S E


                          Unilever United States, Inc.



U.S. Media Relations Contact:                  U.S. Investor Relations Contact:
Nancy Goldfarb                                 Leigh Ferst
212-906-4690                                   212-906-3430

                                               FOR IMMEDIATE RELEASE

          UNILEVER'S 2003 FULL YEAR RESULTS AND PATH TO GROWTH PROGRESS
                         & DELIVERY OF VALUE BEYOND 2004
                       TELEPHONE CONFERENCE CALL / WEBCAST

New York, NY - February 11, 2004 -- Unilever's fourth quarter and provisional full year results for the year 2003 will be published at 0700hrs (London time) on Thursday, February 12 2004. The following teleconference and webcast arrangements are in place:

                                AGENDA - MORNING

08:30(UK), 09:30(CET), 03:30(ET)    Presentation on the Review of 2003 Full Year
                                    Results and Path to Growth Progress
                                    followed by Question and Answer Session

              There will be a break between the two presentations at approximately 09.45 - 10.00 (UK), 10.45 - 11.00 (CET), 04.45 - 05.00 (EST)

10:00(UK), 11:00(CET), 05:00(ET)    Presentation on Delivery of Value Beyond
                                    2004 followed by Question and Answer
                                    Session.

                              Dial-in Instructions

             General Public : +44 (0) 1296 311 650 - PIN No. 683448

                          Replay: +44 (0) 1296 618 700
     To access Review of Full Year 2003 and post Path to Growth Presentation use PIN No. 707707
     To access Delivery of Value Beyond 2004 Presentation use PIN No. 528528

                               AGENDA - AFTERNOON

15:30(UK), 16:30(CET), 10:30(ET)       Replay of presentations on the Review of
                                       2003 Full Year Results, Path to Growth
                                       Progress and Delivery of Value Beyond
                                       2004. Followed by Question and Answer
                                       Session starting approximately 1 hour
                                       after these start times.

                              Dial-in Instructions

     General Public : +1 877 810 2615 or +1 617 786 8334 - PIN No. 85553210
          Replay: +1 888 286 8010 or +1 617 801 6888 - PIN No. 95443044

                                      # # #

There is an option to dial in to the conference to listen to both presentations or to dial in at a later stage to listen to the second presentation only. However to ensure connection at the start of each presentation callers are advised to dial in at least 10 minutes prior to the presentation start times given.

The teleconference will be recorded and available for a period of two weeks - lines will be open 1 hour prior to the conference. An audio link of the conference can be accessed via Unilever's website www.unilever.com/investorcentre/


                                      -o0o-

Unilever Background: Unilever is one of the world's largest consumer products companies with annual sales of approximately $47 billion in 2002. It produces and markets a wide range of foods and home and personal care products. Unilever operates in about 100 countries around the globe and employs approximately 250,000 people.